Exhibit 99.1

Activist Investing LLC Announces 9.9% Ownership Interest in Schmitt Industries, Inc.

November 19, 2021 (GLOBE NEWSWIRE) NEW YORK – Activist Investing LLC (together with its affiliates, “Activist Investing” or “we”), today announced the acquisition of approximately 9.9% of the outstanding shares of Schmitt Industries, Inc. (NASDAQ: SMIT) (“Schmitt” or the “Company”). David Elliot Lazar, Chief Executive Officer of Activist Investing, issued the following statement:

“We are pleased to announce our significant investment in Schmitt given the meaningful opportunity we believe the Company represents and are eager to begin working with the Board of Directors and management to actively explore potential strategic options to drive shareholder value.”

About Activist Investing

Activist Investing LLC is an investment fund specializing in reverse merger and other event-driven opportunities. Its CEO, David E. Lazar, brings domestic and international experience in operations, accounting, audit preparation, due diligence, capital restructuring, debt financing, and mergers and acquisitions.

Investor Contact Information:
David E. Lazar
david@activistinvestingllc.com

About Schmitt Industries, Inc.

Schmitt Industries, Inc. (“Schmitt” or the “Company”) is a holding company owning subsidiaries engaged in diverse business activities. The Company was originally incorporated under the laws of British Columbia, Canada, in 1984 and was reincorporated under the laws of the State of Oregon in 1995. Schmitt’s operating businesses include propane tank monitoring solutions, precision measurement solutions and ice cream production and distribution. The Company operates as two reportable segments: the Measurement Segment and the Ice Cream Segment, which is comprised of Ample Hills Creamery, a beloved ice cream manufacturer and retailer based in Brooklyn, New York.